                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 8)1

                                 PIZZA INN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 25, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 2 of 12 pages
-----------------------                                     --------------------
================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,627,130
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,627,130
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,627,130
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 3 of 12 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,627,130
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,627,130
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,627,130
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 4 of 12 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,627,130
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,627,130
-----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,627,130
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 5 of 12 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,647,130
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,647,130
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,647,130
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 6 of 12 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    8,929
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                8,929
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,929
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 7 of 12 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Robert B. Page
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 8 of 12 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Ramon D. Phillips
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                      16,923
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                 0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 16,923
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                 16,923
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 9 of 12 pages
-----------------------                                     --------------------

     The  following  statement  constitutes  Amendment No. 8 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 8, the Statement remains in full force and effect.

     Item 2 is hereby amended to add the following:

     The  Reporting  Persons  have  determined  that Robert B. Page and Ramon D.
Phillips are no longer part of a group for purposes of Section 13(d)(3) and Rule
13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), with the  remaining  Reporting  Persons  with  respect to the  Company.  There are no further agreements or understandings among Messrs. Page and Phillips, or between such persons and any other person, with respect to the voting and disposition of securities of the Company. Accordingly, Robert B. Page and Ramon D. Phillips are
no longer  Reporting  Persons.  Messrs.  Page and Phillips  continue to serve as directors of the Company. NP, NCM, NCG, Mark E. Schwarz and Steven J. Pully will continue to jointly file reports on Schedule 13D with respect to the Company.

     Item 3 is hereby amended and restated as follows:

     The net investment  cost (including  commissions,  if any) of the shares of
Common Stock held directly by NP was approximately $8,746,797,  all of which was
obtained  from  NP's  working  capital.   The  net  investment  cost  (including
commissions,  if any) of the shares of Common Stock held directly by Mr. Schwarz
(excludes  stock  options  held  by Mr.  Schwarz  and  shares  of  Common  Stock beneficially  owned by NP that Mr.  Schwarz  may also be deemed to  beneficially own) was approximately $30,875, all of which was obtained from personal funds of
Mr. Schwarz. Neither of NCM or NCG directly owns any shares of Common Stock.

     The net investment  cost (including  commissions,  if any) of the shares of
Common Stock held directly by Mr. Pully was approximately  $23,952, all of which was obtained from personal funds of Mr. Pully.

     Item 5(a) is hereby amended and restated as follows:

     (a) The aggregate percentage of shares of Common Stock reported to be owned by the persons named in Item 2 is based upon  10,133,674  shares of Common Stock outstanding as of September 20, 2004, as reported in the Company's annual report as filed with the Securities and Exchange Commission on September 24, 2004.

     As of the filing date of this Statement,  NP  beneficially  owned 3,627,130 shares of Common Stock, representing approximately 35.8% of the Company's issued and outstanding Common Stock.

     NCM, as the general  partner of NP, may be deemed to  beneficially  own the
3,627,130  shares  of  Common  Stock  beneficially  owned  by  NP,  representing approximately 35.8% of the issued and outstanding Common Stock.

     NCG, as the general partner of NCM, which in turn is the general partner of
NP, may also be deemed to beneficially  own the 3,627,130 shares of Common Stock beneficially  owned by NP,  representing  approximately  35.8% of the issued and outstanding Common Stock.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 10 of 12 pages
-----------------------                                     --------------------

     Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general  partner of NP, may also be deemed to  beneficially own the 3,627,130 shares of Common Stock beneficially owned by NP,  representing approximately 35.8% of the issued and outstanding Common Stock. In addition, Mr.
Schwarz  directly  owns 15,000 shares of Common Stock and 5,000 shares of Common
Stock underlying currently  exercisable stock options,  which, together with the
Common  Stock  held by NP,  represents  approximately  36.0% of the  issued  and outstanding Common Stock.

     As of the filing date of this Statement, Steven J. Pully beneficially owned
8,929 shares of Common Stock,  representing in the aggregate less than 1% of the
Company's issued and outstanding Common Stock.

     As of the filing date of this  Statement,  Ramon D.  Phillips  beneficially owned 16,923 shares of Common Stock,  consisting of 11,590 shares owned directly
by  Mr.  Phillips  and  5,333  shares  owned  directly  by  Wholesale   Software
International,  Inc. ("Wholesale Software"),  representing in the aggregate less than 1% of the Company's issued and outstanding  Common Stock. Mr. Phillips is a shareholder,  director and  executive  officer of Wholesale  Software and may be deemed to beneficially own the shares of the Company owned by Wholesale Software by virtue of his sole authority to vote and dispose of such shares.

     The filing of this  Statement  and any future  amendment  by the  remaining
Reporting Persons,  and the inclusion of information  herein and therein,  shall not be  considered  an admission  that any of such  persons,  for the purpose of
Section 13(d) of the Act, or otherwise,  are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

     Item 5(b)is hereby amended and restated as follows:

     (b) By virtue of his  position  with NP, NCM and NCG,  Mark Schwarz has the sole power to vote and to dispose of the 3,627,130  shares of Common  Stock,  or
35.8% of the issued and outstanding  shares of Common Stock,  beneficially owned by the Newcastle Control Persons.  Mr. Schwarz has the sole power to vote and to dispose of the 15,000  shares of Common  Stock he holds  directly  and the 5,000 shares of Common Stock  underlying  his  currently  exercisable  stock  options, which, together with the Common Stock held by NP, represents approximately 36.0%
of the issued and outstanding Common Stock.

     Steven J.  Pully  has the sole  power to vote and to  dispose  of the 8,929 shares of Common Stock held directly by Mr. Pully, or less than 1% of the issued and outstanding shares of Common Stock.

     Ramon D.  Phillips  has the sole power to vote and to dispose of the 11,590 shares of Common  Stock held  directly by Mr.  Phillips  and the 5,333 shares of
Common  Stock  held by  Wholesale  Software,  or less than 1% of the  issued and outstanding shares of Common Stock.

     Item 5(c) is hereby amended to add the following:

     (c) There were no transactions in the Company's Common Stock by the persons named in Item 2 during the past 60 days.

                            [Signature Page Follows]

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 11 of 12 pages
-----------------------                                     --------------------

                                   SIGNATURES
                                   ----------

     After due inquiry and to the best of his knowledge and belief,  each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated:  October  28, 2004            NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

                                     /s/ Robert B. Page
                                     -------------------------------------------
                                     ROBERT B. PAGE

                                     /s/ Ramon D. Phillips
                                     -------------------------------------------
                                     RAMON D. PHILLIPS

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 12 of 12 pages
-----------------------                                     --------------------

                                  EXHIBIT INDEX
                                  -------------

     EXHIBIT                                                                                   PAGE
     -------                                                                                   ----

1.   Joint  Filing  Agreement  dated  as of  December  11,  2002 by  and   among                 --
     Newcastle  Partners,  L.P.,  Newcastle  Capital  Group,  L.L.C.,  Newcastle
     Capital Management, L.P. and Mark E. Schwarz (previously filed).

2.   Omnibus  Agreement dated as of December 6, 2002 by and  between   Newcastle                 --
     Partners, L.P. and C. Jeffrey Rogers (previously filed).

3.   Promissory Note dated December 6, 2002 in the  aggregate  principal  amount                 --
     of $7,373,726.42 made by C. Jeffrey Rogers in favor of Newcastle  Partners,
     L.P. (previously filed).

4.   Pledge Agreement dated December 6, 2002 by  and  between C.  Jeffrey Rogers                 --
     and Newcastle Partners, L.P. (previously filed).

5.   Agreement by and between Pizza Inn,  Inc.  and   Newcastle  Partners,  L.P.                 --
     dated December 18, 2002 (previously filed).

6.   Joint  Filing  Agreement  dated  as of  December  20,  2002 by  and   among                 --
     Newcastle  Partners,  L.P.,  Newcastle  Capital  Group,  L.L.C.,  Newcastle
     Capital  Management,  L.P., Mark E. Schwarz and Steven J. Pully (previously filed).

7.   Letter  from   Newcastle  Partners,  L.P.  to Pizza Inn, Inc. dated October                 --
     27, 2003 (previously filed).

8.   Joint Filing and Solicitation  Agreement dated  as  of October 31,  2003 by                 --
     and among Newcastle Partners,  L.P.,  Newcastle Capital  Management,  L.P.,
     Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steven J. Pully, Barry M.
     Barron, Sr. and Robert B. Page (previously filed).

9.   Letter from Newcastle  Partners,  L.P. to Pizza Inn, Inc. dated November 7,                 --
     2003 (previously filed).

10.  Letter from Newcastle Partners,  L.P. to Pizza Inn, Inc. dated November 11,                 --
     2003 (previously filed).

11.  Amendment  No. 1 to Joint  Filing and  Solicitation  Agreement  dated as of                 --
     November 12, 2003 by and among Newcastle Partners,  L.P., Newcastle Capital
     Management,  L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steven
     J.  Pully,  Barry M.  Barron,  Sr.,  Robert B.  Page and Ramon D.  Phillips
     (previously filed).

12.  Letter from  Newcastle  Partners,  L.P. to the Board of  Directors of Pizza                 --
     Inn, Inc. dated December 18, 2003 (previously filed).